September 30, 2024

John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	T. Rowe Price High Yield Fund, Inc. (“Registrant”) on behalf of the following series: T. Rowe Price High Yield Fund, Inc. (“Acquiring Fund”) File No. 333-281597

Dear Mr. Kernan:

The following is in response to an additional comment you provided on September 25, 2024 regarding the Registrant’s earlier comment response letter dated September 19, 2024, and the changes we proposed to make in response to comments you provided on September 9, 2024 regarding the Registrant’s registration statement filed on Form N-14 on August 16, 2024 (the “Registration Statement”). Your comment and our response are set forth below. Unless otherwise defined, capitalized terms have the same meaning as contained in the Registration Statement. A version of this letter containing the same comment and response below was filed using The New America High Income Fund, Inc.’s Central Index Key (“CIK”) on Friday, September 27, 2024, instead of the T. Rowe Price High Yield Fund, Inc.’s CIK.

1.	Comment: Please supplementally discuss further your analysis supporting the statement in the section of the Proxy Statement/Prospectus entitled “Supplemental Financial Information” indicating that the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions.

Response: Pursuant to Rule 6-11(d)(1)(ii) of Regulation S-X, if a transaction will result in a material change in the acquired fund's investment portfolio due to investment restrictions, a registrant is required to include a schedule of investments of the acquired fund modified to reflect such change and accompanied by narrative disclosure describing the change. The Registrant believes that the changes to the Target Fund’s investment portfolio anticipated as a result of the Reorganization (the “Repositioning Sales”) are not due to investment restrictions and will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions; therefore, a pro forma schedule of investments is not necessary.

None of the Repositioning Sales are due to the 15% Illiquid Investment Limit or any other investment restrictions of the Acquiring Fund and the Registrant will make clarifying updates to its disclosure. The size of the Target Fund is less than 5% the size of the Acquiring Fund, which means that the acquisition of the investment portfolio of the Target Fund will not have a material impact on the investment portfolio of the Acquiring Fund in general. An analysis of the pro forma investment portfolio of the Acquiring Fund of the proposed combined fund showed that no material adjustments to the investment portfolio were necessary due to the Acquiring Fund’s investment restrictions. Furthermore, none of the Repositioning Sales are due to investment restrictions of the Target Fund.

As noted in the Proxy Statement/Prospectus, approximately 34% of the securities of the Target Fund are anticipated to be sold in connection with the Reorganization. The Repositioning Sales are being directed (1) to allow the Target Fund to repay the outstanding leverage, as well as (2) due to restrictions on transferability for certain of the Target Fund’s bank loan holdings. Specifically, the Adviser estimates that 30.6% of the portfolio will be sold in a pro rata manner in order to repay the outstanding leverage. Although the Target Fund is permitted to use leverage to a greater extent than the Acquiring Fund, the sales related to the repayment of the Target Fund’s outstanding leverage are not caused by those differences or any need to divest certain percentages of the combined investment portfolio of the Funds to avoid exceeding investment restrictions on any single holding. As noted above, the Acquiring Fund has the capacity to acquire the entire investment portfolio of the Target Fund without implicating its investment restrictions. Therefore, the Repositioning Sales done to allow the Target Fund to repay the outstanding leverage arise not from any investment restrictions, but rather from the contractual provisions related to the Target Fund’s outstanding leverage. In addition, the Adviser estimates that 3.4% of the Target Fund’s portfolio will be sold due to restrictions on transferability for certain of the Target Fund’s bank loan holdings. The Adviser expects to sell these specific bank loan holdings. The restrictions on transferability are not investment restrictions, but rather are operational due to the contractual provisions in the bank loan agreements.

We also believe the Repositioning Sales will not result in a material change in the Target Fund’s investment portfolio due to investment restrictions. As stated in the disclosure, as of June 30, 2024, approximately 98% of the Target Fund’s total assets were invested in the same securities held by the Acquiring Fund. The facts and circumstances here differ from those described in the Proposing Release for Rule 6-11, where the example contemplates a registrant and an acquired fund both holding positions in the same portfolio investment and having to divest a certain percentage of the portfolio investment to prevent the registrant from exceeding its investment restriction on any single holding. See Amendments to Financial Disclosures about Acquired and Disposed Businesses, Release No. 33-10635 at FN 245 (May 3, 2019). Here, that is not the case. Due to the substantial overlap in the Funds’ portfolios, their relative sizes, and the planned pro rata approach to 90% of the Repositioning Sales, after the Reorganization shareholders of the Target Fund will be invested in a fund (the Acquiring Fund) with an investment portfolio that is materially the same as the Target Fund’s current investment portfolio. In other words, shareholders of the Target Fund will be invested in materially the same investment portfolio both before and after the Reorganization.

As a result of the above, the Registrant concluded that the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions. Notwithstanding this conclusion, the Registrant will add the following clarifying disclosure to the Registration Statement where appropriate:

Although the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions, approximately 34% of the portfolio will be sold in connection with the reorganization. Specifically, the Adviser estimates 30.6% of the securities are anticipated to be sold in a pro rata manner to allow the Target Fund to repay the outstanding leverage. In addition, the Adviser estimates that 3.4% of the Target Fund’s portfolio will be sold due to restrictions on transferability for certain of the Target Fund’s bank loan holdings. Following the Reorganization, shareholders of the Target Fund will continue to be invested in a fund (the Acquiring Fund) with an investment portfolio that is materially the same as the Target Fund’s current investment portfolio, but, as discussed elsewhere in the Proxy Statement/Prospectus, without the capacity to utilize leverage in the same manner.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

Sincerely,

/s/ Sonia Kurian
Sonia Kurian
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.